Exhibit 99.2

WELLCHANGE HOLDINGS COMPANY LIMITED

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

	As of
	December 31, 2025	June 30, 2026
	US$	US$
ASSETS	(Audited)
Current assets:
Cash and cash equivalents	2,805,408	3,105,823
Accounts receivable, net	805,966	1,061,948
Deposits, prepayments and other receivables, net	2,150,932	993,680
Total current assets	5,762,306	5,161,451

Non-current assets:
Property and equipment, net	30,151	10,069
Intangible assets, net	7,422,105	6,940,545
Right-of-use assets, net	106,978	77,749
Investment, net	5,596	5,464
Rental deposit, net	9,972	9,894
Deposit for intangible assets	280,644	278,460
Total non-current assets	7,855,446	7,322,181
TOTAL ASSETS	13,617,752	12,483,632

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	265,481	144,528
Contract liabilities	106,042	230,436
Deferred government subsidy	38,656	38,355
Bank borrowings	415,947	395,270
Lease liabilities	57,653	58,032
Amount due to a director	319,688	694,813
Tax payables	52,300	51,893
Total current liabilities	1,255,767	1,613,327

Non-current liabilities:
Lease liabilities	49,325	19,717
Deferred tax liabilities	1,161,490	1,065,682
Total non-current liabilities	1,210,815	1,085,399
TOTAL LIABILITIES	2,466,582	2,698,726

Commitments and contingencies (Note 18)

Shareholders’ equity
Class A Ordinary shares, US$0.125 par value, 18,000,000 shares authorized, and 58,106 shares and 58,106 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*	7,263	7,263
Class B Ordinary shares, US$0.0025 par value, 2,000,000 shares authorized, and 160,000 shares and 160,000 shares outstanding as of December 31, 2025 and June 30, 2026, respectively*	400	400
Additional paid-in capital	17,153,512	17,153,512
Accumulated losses	(6,134,018)	(7,540,617)
Accumulated other comprehensive income	124,013	164,348
Total shareholders’ equity	11,151,170	9,784,906
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,617,752	12,483,632

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026 and (ii) further share consolidation of every 5 issued and unissued Class A ordinary, which became effective on September 8, 2026 and (iii) The Company will effect a reverse stock split of its Class A ordinary shares on a 1-for-10 basis, which became effective on November 9, 2026, The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30,
	2025	2026
	US$	US$
REVENUES
Customized software solutions	627,753	581,537
White label software	487,013	—
Subscription services	82,800	88,392
TOTAL REVENUES	1,197,566	669,929
COST OF REVENUES	410,120	631,470
GROSS PROFIT	787,446	38,459

OPERATING EXPENSES
Marketing development expenses	2,172,328	921,054
Staff costs and employee benefits	1,157,415	72,654
Rental and office expenses	46,969	29,754
Legal and professional fees	577,576	417,989
Depreciation	14,517	14,458
Others	76,561	92,347
TOTAL OPERATING EXPENSES	4,045,366	1,548,256

LOSS FROM OPERATIONS	(3,257,920)	(1,509,797)

OTHER (EXPENSES) INCOME
Interest income	541	194
Interest expense	(6,359)	(5,588)
Investment loss	(276)	(89)
Other (expense) income	(8,203)	21,700
TOTAL OTHER (EXPENSE) INCOME, NET	(14,297)	16,217

LOSS BEFORE INCOME TAX	(3,272,217)	(1,493,580)
INCOME TAX CREDITS	307,108	86,981
NET LOSS	(2,965,109)	(1,406,599)

OTHER COMPREHENSIVE LOSS
Total foreign currency translation adjustment	(974)	40,335
TOTAL COMPREHENSIVE LOSS	(2,966,083)	(1,366,264)

LOSS PER SHARE
Basic and diluted*	(16.99)	(6.45)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	174,495	218,106

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026 and (ii) further share consolidation of every 5 issued and unissued Class A ordinary, which became effective on September 8, 2026 and (iii) The Company will effect a reverse stock split of its Class A ordinary shares on a 1-for-10 basis, which became effective on November 9, 2026, The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Class A Ordinary		Class B Ordinary		Additional		Retained earnings	Accumulated other
	No. of shares*	Amounts	No. of shares*	Amounts	paid-in capital	Subscription receivables	(accumulated losses)	comprehensive income	Total
		US$		US$	US$	US$	US$	US$	US$
BALANCE, January 1, 2025	8,506	663	160,000	400	3,583,983	—	1,188,787	138,918	4,912,751
Net loss	—	—	—	—	—	—	(2,965,109)	—	(2,965,109)
Proceeds from private placement	10,000	1,250	—	—	9,105,568	—	—	—	9,106,818
Share awards	2,000	250	—	—	879,750	352,000	—	—	1,232,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	(974)	(974)
BALANCE, June 30, 2025	20,560	2,163	160,000	400	13,569,301	352,000	(1,776,322)	137,944	12,285,486

BALANCE, January 1, 2026 (Audited)	58,106	7,263	160,000	400	17,153,512	—	(6,134,018)	124,013	11,151,170
Net loss	—	—	—	—	—	—	(1,406,599)	—	(1,406,599)
Foreign currency translation adjustment	—	—	—	—	—	—	—	40,335	40,335
BALANCE, June 30, 2026	58,106	7,263	160,000	400	17,153,512	—	(7,540,617)	164,348	9,784,906

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026 and (ii) further share consolidation of every 5 issued and unissued Class A ordinary, which became effective on September 8, 2026 and (iii) The Company will effect a reverse stock split of its Class A ordinary shares on a 1-for-10 basis, which became effective on November 9, 2026, The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30,
	2025	2026
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,965,109)	(1,406,599)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	20,069	19,895
Amortization of intangible assets	282,702	424,831
Investment loss	276	89
Allowance for expected credit losses	—	88,587
Share-based payments	1,232,000	146,667
Changes in operating assets and liabilities
Accounts receivable	(617,428)	(344,569)
Deposits, other receivables and prepayments	(6,081,175)	1,010,585
Deferred tax assets	(113,592)	—
Accruals and other payables	(295,691)	(120,953)
Contract liabilities	(125,352)	124,394
Deferred tax liabilities	(192,665)	(95,808)
Net cash used in operating activities	(8,855,965)	(152,881)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(766,093)	—
Net cash used in investing activities	(766,093)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment for bank borrowings	(17,364)	(20,677)
Proceeds from private placements	9,727,011	—
Advance from a director	—	375,125
Repayment to a director	(260,416)	—
Net cash generated from financing activities	9,449,231	354,448
NET CHANGE IN CASH AND CASH EQUIVALENTS	(172,827)	201,567
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	250,312	2,805,408
NET FOREIGN EXCHANGE DIFFERENCES	(5,947)	98,848
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	71,538	3,105,823

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest received	541	194
Interest paid	(6,359)	(5,588)

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026 and (ii) further share consolidation of every 5 issued and unissued Class A ordinary shares of a par value of US$0.00005 each into 1 Class A ordinary share of a par value of US$0.00025 each, at an aggregate ratio of 1-for-5, which became effective on September 8, 2026 and (iii) The Company will effect a reverse stock split of its Class A ordinary shares on a 1-for-10, which became effective on November 9, 2026, The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW

Business

Wellchange Holdings Company Limited (the “Company” or “Wellchange”) is a holding company incorporated as an exempted company on July 13, 2023 under the laws of Cayman Islands. The Company is an enterprise software solution services provider headquartered in Hong Kong. The Company provides tailor-made software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth, with low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (ERP) software solutions through its wholly-owned subsidiary in Hong Kong, Wching Tech Ltd Co. Limited (“Wching HK”). The Company’s digitalization solutions enables business owners to manage and monitor their operations via web and mobile phones. Wching HK, began to develop tailor-made IT software since 2012 and provide SaaS offering services since 2019, which was founded by Mr. Shek Kin Pong in Hong Kong on April 20, 2012. Wching HK mainly focuses on the operation of SaaS services and software customization and development services. Wching HK currently offers the following functions: customer acquisition, transaction, settlement, customer management, employee management, data analysis and supply chain services for the duration of the contract period, which is usually one year. The proprietary platform for SaaS services, MR. CLOUD, enables customers to execute various needs in their customer relationship management and enterprise resource planning.

Organization and reorganization

The Company was incorporated under the laws of the Cayman Islands as a limited company on July 13, 2023 and as a holding company. As at the date of its incorporation, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each. The Company allotted and issued one ordinary share to Mapcal Limited, incorporated in Cayman Islands, at the incorporation date. On the same day, Mapcal Limited transferred the one ordinary share of the Company to Mr. Shek Kin Pong. On August 23, 2025, Mr. Shek Kin Pong transferred the one ordinary share of the Company to Power Smart International Limited (“Power Smart”), wholly-owned by Mr. Shek Kin Pong.

Victory Hero Capital Limited (“Victory Hero”), a British Virgin Islands (“BVI”) company incorporated by the Company in the BVI on August 14, 2023, is the immediate holding company of Wching HK after the group reorganization (the “Group Reorganization”) (see below).

Wching HK, a company with limited liability incorporated in Hong Kong on April 20, 2012 with issued shares of 10,000, is a wholly-owned subsidiary of Mr. Shek Kin Pong prior to the group reorganization (the “Group Reorganization”) (see below), and is our operating subsidiary in Hong Kong.

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiaries (collectively, the “Group”) in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on August 30, 2023, which involved (i) the incorporation of the Company on July 13, 2023 and allotment of one ordinary share to Mapcal Limited, a third party, and transfer the one ordinary share to Mr. Shek Kin Pong at par value of US$1; (ii) incorporation of Victory Hero on August 14, 2023 by the Company; (iii) the acquisition of one ordinary share of the Company from Mr. Shek Kin Pong by Power Smart at par value of US$1; (iv) the allotment of 889 ordinary shares of the Company to Power Smart by the Company for the transfer of the entire equity interest in Wching HK, originally wholly-owned by Mr. Shek Kin Pong, by Victory Hero, on August 28, 2023; and (v) further allotment of 45, 35 and 30 ordinary shares of the Company to Ocean Serene Holdings Limited (“Ocean Serene”), Paramount Fortune Capital Limited (“Paramount Fortune”) and Prestige Leader Success Limited (“Prestige Leader”) at a consideration of US$99,724, US$77,563 and US$66,483, respectively, in cash on August 30, 2023. After the Group Reorganization as of August 30, 2023, Power Smart, Ocean Serene, Paramount Fortune and Prestige Leader are holding 89%, 4.5%, 3.5% and 3.0% of equity interest in the Company. The Company, together with its wholly-owned subsidiaries, are effectively controlled by the same Controlling Shareholder, Mr. Shek Kin Pong, i.e., ultimately held as to 100% and 89% by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW (cont.)

The consolidation of the Company and its subsidiaries have been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated statements of changes in shareholders’ equity and unaudited condensed consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the two six-month periods ended June 30, 2025 and 2026, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The condensed consolidated balance sheets as of December 31, 2025 (audited) and June 30, 2026 (unaudited) present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

Upon the Group Reorganization and as at the date of this report, details of the subsidiaries company are as follows:

Name	Background		Ownership	Principal activities
Victory Hero Capital Limited (“Victory Hero”)	—	A BVI company	Wholly-owned by the Company	Investment holding
	—	Incorporated on August 14, 2025
	—	Issued share capital of US$1

Power Sweet Home Limited (“Power Sweet”)	—	A BVI company	Wholly-owned by the Company	Inactive
	—	Incorporated on April 22, 2025
	—	Issued share capital of US$1

Wching Tech Ltd Co. Limited (“Wching HK”)	—	A Hong Kong company	Wholly-owned by Victory Hero	Provision of customized software solutions, cloud-based software-as-
	—	Incorporated on April 20, 2012		a-service (“SaaS”) services, and
	—	Issued share capital of HK$10,000		white-labelled software design and development services

惠程智創資訊科技(深圳)有限公司 Wching Zhichuang Information Technology (Shenzhen) Co., Limited.* (“Wching SZ”)	—	People’s Republic of China (“PRC”) company	Wholly-owned by Wching HK	Inactive
	—	Incorporated on June 27, 2025
	—	Issued capital of RMB100,000

*	For translation purposes only.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the unaudited condensed consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the unaudited condensed consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, impairment assessment of property and equipment and intangible assets and interest rate of lease. Actual results may differ from these estimates.

Foreign currency translation and transaction

The Group uses United States Dollar (“US$”) as reporting currency. The functional currency of the Company and its subsidiary incorporated in the Cayman Islands and BVI is US$ and the functional currency of its Hong Kong subsidiary is Hong Kong Dollar (“HK$”) and the functional currency of its PRC subsidiary is Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”.

In the unaudited condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of loss and other comprehensive loss during the year in which they occur.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Convenience translation

The functional currency is US$ for the Company’s Cayman Islands and BVI operations and HK$ for Hong Kong subsidiary operations and RMB for PRC subsidiary operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, statements of income accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in statements of income.

	Six months ended June 30,
	2025	2026
Average rate US$1: HK$	7.7924	7.8241
Average rate US$1: RMB	7.1875	6.8624

	As of,
	December 31, 2025	June 30, 2026
Year-end/period-end spot rate US$1: HK$	7.7821	7.8431
Year-end/period-end spot rate US$1: RMB	6.9931	6.7851

Comprehensive loss

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and are unrestricted as to withdrawal or use. The Group does not have any cash on hand as of December 31, 2025 and June 30, 2026. The Group maintains bank accounts in Hong Kong. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of customized software solutions and cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivables are written off after all collection efforts have ceased. As of December 31, 2025 and June 30, 2026, allowance for expected credit losses was US$308,071 and US$394,045, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Deposits, prepayments and other receivables, net

Deposits, prepayments and other receivables consist of utility and rental deposits paid and cash prepaid to suppliers for computer maintenance service. Deposits paid and cash prepaid to suppliers are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and June 30, 2026, management believes that the Company’s rental deposit is not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to statements of income. At the time when property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to statements of income.

The Company depreciates property and equipment using the straight-line method as follows:

Leasehold improvement	Over the shorter of the lease term or estimated useful life
Office equipment	5 years
Furniture and fixture	5 years

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets consist of self-developed software capitalized costs and an ERP software system acquired by the Company.

For the self-developed software costs, the Company capitalizes costs related to the development of new software products or the enhancement of existing software products for use in the Company’s product offerings. These costs are capitalized from the point of time that technological feasibility has been established, as evidenced by a working model or detailed working program design to the point of time that the product is available for general release to customers to use and the Company can generate economic benefits. Software development costs are amortized on a straight-line basis over the estimated economic lives of the products, beginning when the product is placed into service.

The ERP software system was acquired from a third party and it was merged with the existing self-developed software as all-in-one MR. CLOUD platform for ERP software solutions in which the Company is offering wide range of applications to meet different customers’ needs on subscription basis.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. It is amortized on a straight-line basis over the estimated useful life of ten years. The estimation of useful life of intangible assets is based on the economic benefits they can generate for the Company, in which management believes that the ERP software system can generate positive future cash flows in the coming ten years supported by objective evidence.

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and June 30, 2026, no impairment of long-lived assets was recognized.

Investment, net

The Company invests in equity securities that have readily determinable fair values.

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$253 (approximately US$32) per month. The Company intends to hold the investment for long-term purpose. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in income. Unrealized investment loss was US$276 and US$89 for the six months ended June 30, 2025 and 2026, respectively. Interest income was US$541 and US$194 for the six months ended June 30, 2025 and 2026, respectively. As of December 31, 2025 and June 30, 2026, the investment was recorded at fair value of US$5,596 and US$5,464, which were traded at a closing price of HK$8.68 and HK$8.52 per share, respectively.

Prepayment for acquisition of intangible assets

Prepayment for acquisition of intangible assets is classified as non-current. The Company prepaid to the supplier for development and design of ERP software systems. The balances will be recognized as an intangible asset upon the completion of development and design of the ERP software systems and merge with the existing self-developed software, MR. CLOUD platform, for the subscription by customers.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, the fair value of Company’s financial instruments including cash and cash equivalents, accounts receivable, rental deposit, amounts due from a director, amounts due to related parties, bank borrowings, other payables and lease liabilities approximate their recorded values due to their short-term maturities.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software data storage and other accrual and payable for the operation of the ordinary course of business.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2025 and June 30, 2026, the Company recorded contract liabilities of US$106,042 and US$230,436, respectively, which was presented as contract liabilities on the accompanying unaudited condensed consolidated balance sheets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of income over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached in the borrowings.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the unaudited condensed consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2025 and 2026, the Group did not have any impairment loss against its operating lease right-of-use assets.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transaction during the six months ended June 30, 2025 and 2026 and balances as at December 31, 2025 and June 30, 2026 are set out in the Note 16.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white-labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a)	Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, web and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2025 and 2026.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

(b)	White label software

The Company provides self-developed software as “white label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white-label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2025 and 2026.

(c)	Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the six months ended June 30, 2025 and 2026. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Cost of revenues

Cost of revenues consists of depreciation of property and equipment, amortization of intangible assets (ERP software of MR. CLOUD platform), subcontracting costs for customized software solution (if any), staff cost and rental of server. Staff costs represent the salaries and wages of engineers and IT staff incurred in connection with the provision of customized software solutions, white label software design and development services and MR. CLOUD SaaS platform subscription services. These costs are charged to the unaudited condensed consolidated statements of loss and other comprehensive loss as incurred.

Operating expenses

Operating expenses primarily consist of administrative and selling personnel-related compensation expenses, including salaries and related social insurance costs for operations, depreciation, legal and professional services fees, rental and other office expenses related to general operations.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government subsidies are recognized as income in other income or as deferred government subsidy before conditions attached to the government subsidy are met and charged to statements of income as other income once conditions are fulfilled.

In 2022, the Company successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in and was used for paying wages of employees from May to July 2022. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. For the six months ended June 30, 2025 and 2026, no government subsidies was recognized, in the unaudited condensed consolidated statements of income. As confirmed by the ESS, the post-funding audit of Wching HK’s application has been completed and Wching HK is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

In January 2022, the Company received US$38,536 from the Hong Kong Government in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the unaudited condensed consolidated balance sheets as deferred government subsidy upon receipt. It will be charged to statements of income as other income at the time that all conditions attached to the subsidy are met. The conditions attached to the subsidy include the submission of a written report regarding all the expenditures of the program and acceptance and approval of report by the government are required. As of December 31, 2025 and June 30, 2026, a written report of expenditures for the project was submitted to government for approval and the subsidy was recognized as at deferred government subsidy amounting to US$38,656 and US$38,355 in the unaudited condensed consolidated balance sheets and the approval from the Hong Kong government has not yet received.

Employee benefit plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,822.

During the six months ended June 30, 2025 and 2026, the total amount charged to the unaudited condensed consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$6,659 and US$3,937, respectively.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive loss

The Company presents comprehensive loss in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in the unaudited condensed consolidated financial statements. The components of comprehensive loss include the net income and foreign currency translation for the periods.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2025 and 2026, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The new guidance requires, on an annual basis, disclosure of specific categories in the rate reconciliation and disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 for public business entities and December 15, 2025 for entities other than public business entities. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and will not have an impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326) (“ASU 2025-05”). The new guidance provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:

1.	Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

2.	Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company does not anticipate the adoption of the practical expedient to have a material impact on the Company’s consolidated financial statements. The Company does not intend to make the accounting policy election.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. Under this guidance, capitalization for internal-use software costs begins when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used to perform the intended function. ASU 2026-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted on a retrospective, modified, or prospective basis. The Company is currently evaluating the potential impact of this guidance and the timing of adoption.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated balance sheets, statements of loss and other comprehensive loss and cash flows.

3. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Accounts receivable	1,114,037	1,455,993
Allowance for expected credit losses	(308,071)	(394,045)
Accounts receivable, net	805,966	1,061,948

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET (cont.)

Movements of allowance for expected credit losses were as follows:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Balance, beginning of the year/period	326,813	308,071
(Reversal) addition	(18,202)	88,587
Exchange realignment	(540)	(2,613)
Balance, end of year/period	308,071	394,045

Accounts receivable, net as of December 31, 2025 and June 30, 2026 are aged within two years.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Leasehold improvement	115,637	114,559
Office equipment	58,067	57,525
Furniture and fixtures	1,045	1,035
Total	174,749	173,119
Less: accumulated depreciation	(144,598)	(163,050)
Net carrying value	30,151	10,069

Depreciation expenses recognized for six months ended June 30, 2025 and 2026 were US$20,069 and US$19,895, respectively.

6. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Self-developed software	95,478	94,735
Acquired ERP system	8,447,014	8,381,279
Total	8,542,492	8,476,014
Less: accumulated amortization	(1,120,387)	(1,535,469)
Intangible assets, net	7,422,105	6,940,545

Amortization expenses recognized for the six months ended June 30, 2025 and 2026 were US$282,702 and US$424,831, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. INVESTMENT, NET

Investment, net consists of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Marketable equity securities	5,596	5,464

Investments in Marketable Equity Securities

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$253 (approximately US$32) per month. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in operations. As of December 31, 2025 and June 30, 2026, the investment was recorded at fair value of US$5,596 and US$5,464, which were traded at a closing price of HK$8.68 and HK$8.52 per share, respectively.

For the six months ended June 30, 2025 and 2026, the Company had unrealized investment loss of US$276 and US$89, respectively, and interest income of US$541 and US$194, respectively.

8.	ACQUISITION

On March 2, 2026, the Company completed the acquisition of entire equity interests of Wching SZ for RMB100,000 (US$14,530) in cash. The purchase price equal to the net tangible and no goodwill has been recorded.

As of March 2, 2026
US$

Cash and cash equivalents	265
Due from a related party	14,265
Total purchase consideration	14,530

9. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Accrued staff costs	128,721	144,528
Accrued professional fees	134,021	—
Others	2,739	—
Total	265,481	144,528

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. CONTRACT LIABILITIES

The movement of contract liabilities consist of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Balance at beginning of the year/period	315,411	106,042
Additions	1,139,570	795,452
Recognized as revenues during the year/period	(1,348,084)	(669,928)
Exchange realignment	(855)	(1,130)
Balance at end of year/period	106,042	230,436

11. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2025 and June 30, 2026 consist of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Bank borrowings
Guaranteed(i)	415,947	395,270
Short-term bank borrowings(ii),(iii)	415,947	395,270

(i)	The bank borrowings were guaranteed by Mr. Shek Kin Pong, a director of the Company, and the HKMC Insurance Limited under a financing aid program for SMBs operating in Hong Kong.

(ii)	As of December 31, 2025 and June 30, 2026, the Company had bank borrowings amounted to US$415,947 and US$395,270, respectively, which contained repayment on demand clauses. Accordingly, they have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable on demand.

(iii)	The bank borrowings are all denominated in HK$.

Bank borrowings as at December 31, 2025 and June 30, 2026 are as follows:

					Balance as at
Lender	Type	Maturity date	Currency	Interest rate	December 31, 2025	June 30, 2026
					US$	US$
The Hongkong and Shanghai Banking Corporation Limited	Term loan	8 years with repayable on demand clause	HK$	Fixed rate at 2.75%	415,947	395,270

As of June 30, 2026, the contractual repayment schedule is as follows:

US$
Year ending June 30, 2027	24,782
Year ending June 30, 2028	151,099
Year ending June 30, 2029	155,307
Year ending June 30, 2030	64,082
Total bank borrowings	395,270

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for a corporate office in Hong Kong with a lease term of two years. The Company’s ROU assets and operating lease liabilities recognized in the unaudited condensed consolidated balances sheets consist of the following:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Right-of-use assets	106,978	77,749

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Operating lease liabilities
Current portion	57,653	58,032
Non-current portion	49,325	19,717
Total	106,978	77,749

During six months ended June 30, 2025 and 2026, the Company incurred lease expenses of approximately US$46,969 and US$29,754, respectively.

Other supplemental information about the Company’s operating lease as of December 31, 2025 and June 30, 2026:

	As of
	December 31, 2025	June 30, 2026
Operating leases:
Weighted average remaining lease term (years)	1.87	1.33
Weighted average discount rate	2.875%	2.875%

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of June 30, 2026 is as follows:

Operating leases
US$
Year ending June 30, 2027	59,364
Year ending June 30, 2028	19,788
Total undiscounted lease obligations	79,152
Less: imputed interest	(1,403)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	77,749

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Shareholders’ equity

Ordinary shares

On June 6, 2025, the Company registered 7,000,000 ordinary shares, US$ 0.00005 par value per share for equity incentive plan of which 5,000,000 Class A ordinary shares issued to Mr. Shek Kin Pong, the Controlling Shareholder of the Company, and 2,000,000 Class A ordinary shares issued to independent third parties on June 23, 2025.

On January 28, 2026, the Board of Directors approved a 1-for-50 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares, which became effective on March 6, 2026. As a result, every fifty issued and outstanding Class A and Class B ordinary shares were consolidated into one share, respectively. Following the reverse stock split, the Company’s authorized share capital was adjusted to 20,000,000 shares, consisting of 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, with a par value of $0.0025 per share

On July 1, 2026, the Company entered into a definitive private subscription agreement with Mr. Shek Kin Pong, the Chairman of the Board and Chief Executive Officer of the Company. Pursuant to the terms of the subscription agreement, Mr. Shek agreed to purchase from the Company 1,465,043 newly issued Class B ordinary shares of the Company at a purchase price of US$0.9363 per share, for an aggregate subscription amount of US$1,371,720. The transaction closed on July 2, 2026. The Shares constitute newly issued Class B ordinary shares of the Company and rank pari passu in all respects with the Company’s existing Class B ordinary shares. Following the closing of the transaction, Mr. Shek beneficially owns 296,000 Class A ordinary shares and 1,625,043 Class B ordinary shares of the Company, representing approximately 98.42% of the total voting power of the Company.

On August 28, 2026, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to issue and sell, in a best-efforts offering, a total of 50,000,000 Class A ordinary shares at the price of $0.15 per Class A Ordinary Share for gross proceeds of $7.5 million. This offering closed on August 31, 2026. Following the closing of the offering, The Company’s outstanding Class A ordinary shares and Class B ordinary shares were 52,905,300 shares and 1,625,043 shares, respectively.

On September 2, 2026, the Company held an extraordinary general meeting (the “EGM”) to approve and authorize the consolidation of every five issued and unissued Class A ordinary shares into one (1) Class A ordinary share, at an aggregate ratio of one-for-five with effect from the day immediately following the date of the EGM. With the Class B ordinary shares remaining unconsolidated, and with the conversion rate applicable to the Class B ordinary shares being adjusted in accordance with the Company’s then effective memorandum and articles of association. The reverse split was effective on September 8, 2026.

On October 29, 2026, the Company held an EGM to approve and authorize the consolidation of its Class A ordinary shares on a 1-for-10 basis. Upon the effectiveness of the reverse stock split, every ten shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one Class A ordinary share. The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

As of the date of this report, we had outstanding Class A and Class B shares of 1,058,109 shares and 1,625,043 shares, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Shareholders’ equity (cont.)

Share award reserve

Share award reserve is recognized at the grant date, corresponding to the fair value of the awards granted. This reserve represents the cumulative amount recognized as expense over the vesting period

14. DISAGGREGATED REVENUES

The following table shows disaggregated revenues by major categories for the six months ended June 30, 2025 and 2026, respectively:

	Six months ended June 30,
	2025		2026
	US$	%	US$	%
Customized software solutions	627,753	52.4%	581,537	86.8%
White label software	487,013	40.7%	—	—
Subscription services	82,800	6.9%	88,392	13.2%
Total	1,197,566	100.0%	669,929	100.0%

The following table shows disaggregated cost of revenues by major categories for the six months ended June 30, 2025 and 2026, respectively:

	Six months ended June 30,
	2025		2026
	US$	%	US$	%
Customized software solutions	62,268	15.2%	548,152	86.8%
White label software	297,305	72.5%	—	—
Subscription services	50,547	12.3%	83,318	13.2%
Total	410,120	100.0%	631,470	100.0%

The following table shows disaggregated cost of revenues by nature for the six months ended June 30, 2025 and 2026, respectively:

	Six months ended June 30,
	2025		2026
	US$	%	US$	%
Staff costs and employee benefits	113,238	27.6%	78,196	12.4%
Amortization of intangible assets	282,702	68.9%	424,831	67.3%
Subcontracting costs	8,628	2.1%	123,006	19.5%
Depreciation	5,552	1.4%	5,437	0.8%
Total	410,120	100.0%	631,470	100.0%

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. DISAGGREGATED REVENUES (cont.)

The following table sets forth a breakdown of gross profit and gross profit margin for the six months ended June 30, 2025 and 2026, respectively:

	Six months ended June 30,
	2025				2026
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	627,753	62,268	565,485	90.1%	581,537	548,152	33,385	5.7%
White label software	487,013	297,305	189,708	39.0%	—	—	—	—
Subscription services	82,800	50,547	32,253	39.0%	88,392	83,318	5,074	5.7%
Total	1,197,566	410,120	787,446	65.8%	669,929	631,470	38,459	5.7%

Revenues disaggregated by timing of revenue recognition for the six months ended June 30, 2025 and 2026 are disclosed in the table below:

	Six months ended June 30,
	2025	2026
	US$	US$
Point in time
– Customized software solutions	627,753	581,537
– White label software	487,013	—
	1,114,766	581,537
Over time
– Subscription services	82,800	88,392
Total	1,197,566	669,929

15. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. TAXES (cont.)

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,000, and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,000). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Wching SZ is incorporated in PRC and is subject to the Enterprise Income Tax Law of Mainland China and its implementation rules, enterprises are generally subject to an enterprise income tax (“EIT”) rate of 25%. However, certain qualified enterprises that meet the criteria as small low-profit enterprises may be eligible for preferential tax treatment. Pursuant to the preferential tax policies for small low-profit enterprises issued by the PRC government, for the period from January 1, 2023 to December 31, 2027, the portion of annual taxable income of a qualified small low-profit enterprise not exceeding RMB3 million is eligible for a reduced effective tax rate. Specifically, 25% of such taxable income is deemed taxable and subject to the reduced EIT rate of 20%, resulting in an effective tax rate of 5% on that portion of taxable income.

For the six months ended June 30, 2025 and 2026, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the statements of operations represents:

	Six months ended June 30,
	2025	2026
	US$	US$
Hong Kong profits tax provision for the periods:
Current	—	—
Deferred	(307,108)	(86,981)
Total income tax expense	(307,108)	(86,981)

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	Six months ended June 30,
	2025		2026
	US$	%	US$	%
Net loss before income tax	(3,272,217)	—	(1,493,580)	—
Tax at Hong Kong statutory tax rate of 16.5%	(539,916)	16.5%	(246,441)	16.5%
Reconciling items:
Tax effect of temporary difference not recognized	—	—	90,480	(6.1)%
Tax effect of non-taxable income	(89)	0.0%	—	—
Tax effect of non-deductible expenses	232,897	(7.1)%	68,980	(4.6)%
Income tax credit	(307,108)	9.4%	(86,981)	5.8%

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. TAXES (cont.)

Deferred tax

The following table sets forth the significant components of the deferred tax liabilities and assets of the Company:

	As of
	December 31, 2025	June 30, 2026
	US$	US$
Deferred tax liabilities:
Accelerated depreciation and amortization
Opening balances	694,414	1,224,647
Addition	528,499	(70,097)
Exchange realignment	1,734	(9,360)
Ending balances	1,224,647	1,145,190

Deferred tax assets:
Net operating loss
Opening balances	502,086	1,882,798
Addition	1,379,074	107,054
Exchange realignment	1,638	(14,912)
Ending balances	1,882,798	1,974,940
Less: valuation allowance	(1,819,641)	(1,895,432)
Ending balances	63,157	79,508

Deferred tax liabilities, net	1,161,490	1,065,682

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to fully utilize the assets in the foreseeable future.

16. RELATED PARTY BALANCES AND TRANSACTIONS

Relationships with related parties

Name	Relationship
Mr. Shek Kin Pong	Chairman and Executive Director and Controlling Shareholder of the Company

Amount due to a director consist of the following:

		As of
Name	Nature	December 31, 2025	June 30, 2026
		US$	US$
Mr. Shek Kin Pong	Fund transfer	(319,688)	(694,813)
		(319,688)	(694,813)

The balance with related parties are unsecured, interest free with no specific repayment terms. The amounts due to related parties are non-trade nature.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

The Company does not have significant related party transactions incurred during the six months ended June 30, 2025 and 2026 except for the following:

		Six months ended June 30,
Name	Nature	2025	2026
Mr. Shek Kin Pong	Acquisition of Wching SZ	—	14,530

Remuneration to senior management for the six months ended June 30, 2025 and 2026 were:

	Six months ended June 30,
	2025	2026
	US$	US$
Salaries and other short term employee benefits	163,997	16,871
Payments to defined contribution pension schemes	2,310	767
Share-based payment	880,000	—
Total	1,046,307	17,638

17. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025 and June 30, 2026, bank balances of US$5,470 and US$305,823, respectively, maintained at financial institutions in Hong Kong were insured by the Hong Kong Deposit Protection Board.

On July 14, 2026, a bank balance of approximately US$2,800,000 under administrative restriction. As a result, these funds are currently unavailable for general corporate operations. Management of the Company is actively taking steps to resolve the matter and expects the restriction to be lifted as soon as practicable.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as at December 31, 2025 and June 30, 2026 are aged within two years, minimum credit risk was noted for accounts receivable.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. RISKS AND UNCERTAINTIES (cont.)

Customer concentration risk

For the six months ended June 30, 2025, two customers accounted for 40.7% and 12.9% of our total revenues. For the six months ended June 30, 2026, three customers accounted for 47.7%, 24.8% and 14.3% of our total revenues. No other customer accounts for more than 10% of our revenues for the six months ended June 30, 2025 and 2026, respectively.

As of December 31, 2025, four customers accounted for 26.5%, 14.6%, 13.8% and 10.2% of the total balance of accounts receivable. As of June 30, 2026, three customers accounted for 20.1%, 11.1% and 10.5% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2025 and June 30, 2026, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into operating leases for a corporate office in Hong Kong for a term of two years. Our commitments for minimum lease payment under these operating lease obligations as of December 31, 2025 and June 30, 2026 are listed in section “Note 12 — RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES”.

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

19. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2026 up through August 6, 2026, which is the date that these unaudited condensed consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these unaudited condensed consolidated financial statements other than disclosed below.

On July 1, 2026, the Company entered into a definitive private subscription agreement with Mr. Shek Kin Pong, the Chairman of the Board and Chief Executive Officer of the Company. Pursuant to the terms of the subscription agreement, Mr. Shek agreed to purchase from the Company 1,465,043 newly issued Class B ordinary shares of the Company at a purchase price of US$0.9363 per share, for an aggregate subscription amount of US$1,371,720. The transaction closed on July 2, 2026. The Shares constitute newly issued Class B ordinary shares of the Company and rank pari passu in all respects with the Company’s existing Class B ordinary shares. Following the closing of the transaction, Mr. Shek beneficially owns 296,000 Class A ordinary shares and 1,625,043 Class B ordinary shares of the Company, representing approximately 98.42% of the total voting power of the Company.

On July 14, 2026, a bank balance of approximately US$2,800,000 under administrative restriction. As a result, these funds are currently unavailable for general corporate operations. Management of the Company is actively taking steps to resolve the matter and expects the restriction to be lifted as soon as practicable.

On August 28, 2026, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to issue and sell, in a best-efforts offering, a total of 50,000,000 Class A ordinary shares at the price of $0.15 per Class A Ordinary Share for gross proceeds of $7.5 million. This offering closed on August 31, 2026. Following the closing of the offering, The Company’s outstanding Class A ordinary shares and Class B ordinary shares were 52,905,300 shares and 1,625,043 shares, respectively.

On September 2, 2026, the Company held an extraordinary general meeting (the “EGM”) to approve and authorize the consolidation of every five issued and unissued Class A ordinary shares into one (1) Class A ordinary share, at an aggregate ratio of one-for-five with effect from the day immediately following the date of the EGM. With the Class B ordinary shares remaining unconsolidated, and with the conversion rate applicable to the Class B ordinary shares being adjusted in accordance with the Company’s then effective memorandum and articles of association. The reverse split was effective on September 8, 2026.

On October 29, 2026, the Company held an EGM to approve and authorize the consolidation of its Class A ordinary shares on a 1-for-10 basis. Upon the effectiveness of the reverse stock split, every ten shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one Class A ordinary share. Such adjustments will reduce the total number of outstanding Class A ordinary shares of the Company from approximately 10,581,089 to approximately 1,058,109. The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

WELLCHANGE HOLDINGS COMPANY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. PARENT ONLY FINANCIAL INFORMATION

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025 and June 30, 2026. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The following presents condensed parent company only financial information of Wellchange Holdings Company Limited.

Condensed balance sheets

	As of
	December 31, 2025	June 30, 2026
	US$	US$
ASSETS
Non-current assets:
Investment in a subsidiary	1	1
Amounts due from a subsidiary	15,696,933	15,550,913
Total non-current assets	15,696,934	15,550,914
TOTAL ASSETS	15,696,934	15,550,914

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to a director	1	1
Total current liabilities	1	1
TOTAL LIABILITIES	1	1

Commitments and contingencies (Note 18)

Shareholders’ equity
Class A Ordinary shares, US$0.125 par value, 18,000,000 shares authorized, and 58,106 shares and 58,106 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*	7,263	7,263
Class B Ordinary shares, US$0.0025 par value, 2,000,000 shares authorized, and 160,000 shares and 160,000 shares outstanding as of December 31, 2025 and June 30, 2026, respectively*	400	400
Additional paid-in capital	17,152,709	17,152,709
Accumulated losses	(1,463,439)	(1,610,106)
Total shareholders’ equity	15,696,933	15,550,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,696,934	15,550,914

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026 and (ii) further share consolidation of every 5 issued and unissued Class A ordinary shares of a par value of US$0.00005 each into 1 Class A ordinary share of a par value of US$0.00025 each, at an aggregate ratio of 1-for-5, which became effective on September 8, 2026 and (iii) The Company will effect a reverse stock split of its Class A ordinary shares on a 1-for-10, which became effective on November 9, 2026, The Company’s Class B ordinary shares will not be subject to the Reverse Stock Split and will remain unchanged.

Condensed statements of loss

	Six months ended June 30,
	2025	2026
	US$	US$
OPERATING EXPENSES
Legal and professional fees	(352,000)	(146,667)
Staff costs and employee benefits	(880,000)	—
TOTAL OPERATING EXPENSES	(1,232,000)	(146,667)
Income tax expense	—	—
NET LOSS	(1,232,000)	(146,667)